Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
NYSE Euronext
(Commission File No. 001-33392)

Buying the N.Y.S.E., in One Shot

New York Times Online

By Nathaniel Popper

19 January 2013

WHEN nearly all else had failed, Jeffrey C. Sprecher flew to New York City and crashed at his sisters’ apartment, a cramped walk-up on the Upper West Side, one flight above a noisy bar.

It was January 2000, and Mr. Sprecher had been cold-calling Wall Street for weeks. He was searching desperately for someone to back his small company in Atlanta, a business that was eating up his money and years of his life.

That’s when a black limousine pulled up in front of the bar, Jake’s Dilemma. The limo had been sent by the mighty Goldman Sachs to fetch Mr. Sprecher, and as he sank into the back seat that winter day, he set off on an improbable journey that has since taken him to the pinnacle of American finance.

Today Mr. Sprecher, a man virtually unknown outside of financial circles, is poised to buy the New York Stock Exchange. Not one of the 2,300 or so stocks traded on the New York Stock Exchange (combined value of those shares: about $20.1 trillion). No, Jeff Sprecher is buying the entire New York Stock Exchange.

It sounds preposterous. A businessman from Atlanta blows into New York and walks off with the colonnaded high temple of American capitalism. But if all goes according to plan, his $8.2 billion acquisition, announced a few days before Christmas, will close later this year. And with that, 221 years of Wall Street history will come to an end. No more will New York be the master of the New York Stock Exchange. Instead, from its bland headquarters 750 miles from Wall Street, Mr. Sprecher’s young company, IntercontinentalExchange, will run the largest stock exchange in the nation and the world.

Mr. Sprecher, 57, certainly plays the role of a wily upstart. He may wear power suits and a Patek Philippe watch, but he comes across as unusually casual and self-deprecating for a man in his position. He pokes fun at himself for his shortcomings—“I don’t know how to manage people,” he says—and his love of obscure documentaries.

How the New York Stock Exchange fell into Mr. Sprecher’s hands is, at heart, a story of the disruptive power of innovation. ICE, as IntercontinentalExchange is known, did not even exist 13 years ago. It has no cavernous trading floor, no gilded halls, no sweaty brokers braying for money on the financial markets. What it has is technology.

Like many young companies that are upending the old order in business, ICE has used computer power to do things faster and cheaper, if not always better, than people can. Its rapid ascent reflects a new Wall Street where high-speed computers now dominate trading, sometimes with alarming consequences. New, electronic trading systems have greatly reduced the cost of buying and selling stocks, thus saving mutual funds—and, by extension, ordinary investors—countless millions. But they have also helped usher in a period of hair-raising volatility.

Mr. Sprecher (pronounced SPRECK-er) has probably done more than anyone else to dismantle the trading floors of old and replace human brokers with machines. Along the way, he and ICE have traced an arc through some of the defining business stories of our time—from the rise and fall of Enron, to the transformation of old-school investment banks into vast trading operations, to the Wall Street excesses that not long ago helped derail the entire economy. Now, after a series of bold acquisitions, he is about to become the big boss of the Big Board.

Does it really matter who owns the New York Stock Exchange and its parent company, NYSE Euronext? For most people, stock exchanges are probably a bit like plumbing. Most of us don’t think much about them—until something goes wrong. But lately, some things have gone spectacularly wrong.

One sign of trouble came in 2010, when an errant trade ricocheted through computer networks and touched off one of the most harrowing moments in stock market history. The Dow Jones industrial average plunged 900 points in a matter of minutes, and a new phrase entered the lexicon: flash crash.

Since then, flash crashes in individual stocks have been remarkably common, as the centuries-old system of central exchanges has given way to a field of competing electronic systems.

ICE wasn’t involved in any of these problems. In fact, it has been praised as one of the first exchanges to put limits on lightning-quick, high-frequency trading. This points to Mr. Sprecher’s deftness in piloting his company through periods of regulation, deregulation and now re-regulation.

While many banking executives have clashed with Washington, Mr. Sprecher has sensed the changing winds and tacked accordingly. He also stays close—some say too close—to the powerful Wall Street firms that are his customers.

It is perhaps unsurprising that some of the people who make their living on the Big Board’s floor are a bit nervous about the exchange’s new boss. But Mr. Sprecher says they have nothing to fear. His friends and business associates say he could actually turn out to be the best hope for restoring trust in the stock market. After all, he has beaten the odds before.

“There were a number of times when the odds were long, but he wasn’t deterred from stepping in,” says James Newsome, who was Mr. Sprecher’s regulator at the Commodity Futures Trading Commission before becoming his competitor as chief executive of the New York Mercantile Exchange. “A lot of people, if they don’t think they will win, they won’t participate. Jeff doesn’t operate like that.”

For now, Mr. Sprecher is still spending much of his time at ICE’s headquarters in suburban Atlanta. The contrast with the New York Stock Exchange is striking. Behind its neoclassical face, the Big Board is a sprawling labyrinth of historic oil paintings, gilded leather chairs, stained wood and elegant dining rooms—all set amid crowds of gawking tourists.

ICE, meanwhile, occupies a few floors of an anodyne black-glass cube surrounded by trees and parking lots. The employees share their cafeteria with the building’s other tenants. The walls are lined with dry-erase boards.

On a recent weekday, the whiteboard in Mr. Sprecher’s modest corner office was filled with columns of scribbled numbers. They were leftovers from the all-night sessions that led to the deal for the Big Board.

One column was labeled “Yankees,” ICE’s code name for the New York Stock Exchange. Another was labeled “Braves,” a shorthand for ICE. On the margins was a doodle of a tree with a cat hanging from one of the branches, in a hang-in-there-baby vein. It was done, Mr. Sprecher says, by his wife, Kelly Loeffler, who also happens to be his director of investor relations.

“This negotiation had fits and starts,” Mr. Sprecher says. “There were days when we just wanted to throw each other out of the window.”

But Mr. Sprecher didn’t blink, not even at the billions of dollars lined up under the Yankees column.

“It’s not about the value of what you paid for, because you are going to change the underlying business to begin with,” he says. “You acquire companies at moments in time when there’s an inflection point and you can change the trajectory of the company and the industry.”

THE New York taxi driver asked: “What brings you to this concrete hellhole?”

He was talking to Mr. Sprecher, then a young man visiting New York for the first time from his home in Wisconsin.

“I was terrified,” Mr. Sprecher recalls of that visit, in the 1970s.

At the time, Mr. Sprecher was still a small-town kid, the son of an insurance salesman and a medical technician in Madison, Wis. It was decades before ICE existed, before it owned exchanges on three continents and before it became a venue to trade everything from Midwestern wheat to Brazilian coffee to Scandinavian oil.

Back then, he stayed with his sister Jill Sprecher, who had come to New York to study filmmaking. According to her, Mr. Sprecher was the archetype of the older brother: confident, competent and protective, the type whom all the teachers remember and judge younger siblings against. His most distinguishing trait was his knack for taking things apart and putting them back together—and for making money.

“Everything he touched always made money, where everything I touched lost money,” says Ms. Sprecher, who writes and directs independent films with their sister, Karen.

But not even Jill Sprecher would have guessed that her brother would one day stand atop the New York Stock Exchange.

“What has happened to him since 2000 is beyond my comprehension,” she says.

Mr. Sprecher’s first job after college was as a salesman for the industrial company Trane, a job he says he got thanks to good grades and a reputation for being the life of the party at Sigma Alpha Epsilon. He accepted the job because it took him to Southern California.

“It was the ticket to the beach and palm trees and girls on roller skates, and I was like, ‘That’s what I want to do in life,’ ” he recalls.

While at Trane, he made an early sales pitch to William Prentice, an entrepreneur who was developing power plants. It was 1983, and the nation’s electricity market had just been deregulated, allowing entrepreneurs to start their own power plants, which only utilities had been allowed to do in the past. Mr. Prentice, impressed that Mr. Sprecher recognized the industry was in the middle of big changes, almost immediately offered him a job at his new company, the Western Power Group.

“He had already internalized the whole concept of creative destruction,” Mr. Prentice says.

Western Power got off to a rocky start. It almost failed when a Canadian company threatened to corner its local energy supply: cow manure. Others at the Western Power Group grew despondent. Mr. Sprecher and Mr. Prentice spent weeks in a motel in California’s Imperial Valley, trying to persuade the suppliers to change their minds.

“We called it ‘the manure wars,’ ” Mr. Prentice says. “Neither myself nor Jeff questioned the need to go and fight. There was never any second-guessing—it was just go do it and win.”

Win they did. After Mr. Prentice sold his stake in the company a few years later, Mr. Sprecher continued building the Western Power Group until another round of electricity deregulation occurred in 1996. Then he pounced.

Previously, power plant owners who wanted to buy and sell surplus electricity had to call one another and agree on a price. Mr. Sprecher saw opportunity in an Atlanta company that provided an electronic trading network. He bought that company, the Continental Power Exchange, with his own money; he ended up putting $4 million into it.

Although Mr. Sprecher kept his company in California and his house in Beverly Hills, he spent every spare hour trying aggressively to sign up utility companies for the Atlanta exchange. His team made many visits to Enron, where they met with top executives like Jeffrey Skilling, who is now serving time in prison. Those meetings ended one day when the Enron executives began asking a number of technical questions about Mr. Sprecher’s system.

“We sat there in the meeting and we realized, these guys are building this themselves, and we are educating them,” Mr. Sprecher recalls.

Shortly thereafter, Enron started its own electricity trading platform, which quickly came to dominate the industry. It looked as if the Continental Power Exchange was done. But Enron made one big mistake. Rather than providing a place for buyers and sellers to meet, Enron itself bought from every seller and sold to every buyer.

This angered Wall Street banks that were among the biggest traders of energy products. When Mr. Sprecher showed up in New York to stay with his two sisters in 2000, nearly ready to give up on his own system, he didn’t know that Morgan Stanley and Goldman Sachs had been looking for someone just like him, who could provide an alternative to Enron.

As Mr. Sprecher shuttled between meetings at the two banks, the bankers were trading phone calls and buzzing.

“We were all thinking, ‘This is the guy we want,’ ” recalls John A. Shapiro, who was involved in the talks at Morgan Stanley. “We had already talked to a number of people, and the difference was night and day.”

The difference wasn’t the Atlanta exchange’s technology, say people who were involved. It was Mr. Sprecher himself.

“At some point, you said: ‘O.K., this guy has got something going for him. Maybe it’s hard to put your finger on it. But you know it when you see it,’ ” Mr. Shapiro recalls.

On the other side, it was the perfect time to be hooking up with Wall Street, as banks were focusing increasingly on trading. In the negotiations that followed, Mr. Sprecher used what would become a trademark strategy: giving up part of the ownership of his company in exchange for a promise that the recipients would use his platform. In this case, he gave up 80 percent of the ownership to the two banks. The banks soon turned around and gave part of their own stakes to several of the largest power companies, including Shell, Total and British Petroleum, which committed to using what was soon rechristened as IntercontinentalExchange.

When Enron collapsed in scandal, the business began pouring in.

BY their own account, Mr. Sprecher and his wife, Ms. Loeffler, live for ICE. He has some hobbies, and his sister Jill wonders how he finds the time to watch cooking shows and reality television. But he and his wife have no children. Ms. Loeffler, the more serious of the two, says the thing that brought them together was their willingness, and desire, to do their jobs around the clock.

“We both just work all the time and enjoy work,” Ms. Loeffler says.

Both revel in the brinkmanship that has marked ICE’s climb. Two days before Mr. Sprecher and his Wall Street backers announced the creation of ICE in 2000, they offered the New York Mercantile Exchange, or Nymex, a 10 percent stake in the new business if Nymex would share some of its back-office services.

While Mr. Sprecher was giving his presentation to the board, a director said, “Who the hell brought this guy into our board meeting?”

Mr. Sprecher recalled, “Then the room went silent.” The next thing he knew, a guard was escorting him out of the building.

ICE was confronting a trading world that had ossified into an almost ritualistic society. The exchanges were owned by their traders, who made the rules. The traders themselves were rough-and-tumble men who used their fists as computers. From the beginning of ICE, Mr. Sprecher was seen by the old-time traders as a tool of Wall Street banks that wanted to supplant local traders at the exchanges—a reputation he has never managed to shake fully.

For his part, Mr. Sprecher rarely showed deference to traditional powers. When Nymex was bidding for the International Petroleum Exchange in London in 2001, ICE doubled Nymex’s offer and won. Within a few years, ICE had shut down the historic trading pits at the London exchange in favor of computerized trading.

Next up in 2006 was the New York Board of Trade, where financial contracts tied to agricultural products like sugar and cocoa were bought and sold. Mr. Sprecher says people looked askance at him when he offered a billion dollars for it. “I really believed there was a fundamental change going on in the globalization of commodities,” he says.

People involved in the deal say Mr. Sprecher was initially attentive to the concerns of the floor traders.

“He had the capability to disarm people—you might even say charm people—into accepting his soft-spoken demeanor,” says Frederick W. Schoenhut, who was the chairman of the New York Board of Trade.

But as soon as the deal went through, Mr. Sprecher was seldom seen. What’s more, he put a manager in his 30s in charge of the New York operations. Mr. Sprecher says that was intentional.

“I wanted to show that market that there was a much younger, aggressive guy here who really wanted to fundamentally change that company,” he says.

ICE didn’t have to do much to initiate that change. It allowed customers to choose between trading on the floor or on ICE’s electronic system. Within months, most customers had migrated to the screen. The situation caused so much job loss and unhappiness that when ICE made its next takeover bid, for the Chicago Board of Trade, a crew of New York Board of Trade traders took out newspaper ads warning the Chicago traders to “watch their backs.” ICE ultimately lost that battle, but only after almost derailing a rival bid by slipping an offer under a hotel room door.

ICE also attracted the ire of a number of Democratic senators, who said it was encouraging speculation that caused fluctuations in the price of essential commodities like oil. But Mr. Sprecher proved adept at defanging his political opponents by bending to their will.

“Tell me what the rules are and I’ll figure out how we can make money around them,” is one of his common lines when talking to regulators in Washington.

Since the financial crisis, Mr. Sprecher has used that attitude to position himself to take advantage of changes being brought by the Dodd-Frank financial overhaul. Soon, Wall Street firms will have to move trading in many opaque financial products to exchanges, and ICE is in a perfect position to profit.

THE clear attraction of the deal for NYSE Euronext is that it will create a global force in futures trading, an area set to benefit from Dodd-Frank reforms. In the United States, ICE is now the second-most-important futures trading company, after the Chicago Mercantile Exchange. NYSE Euronext owns one of the most important futures exchanges in Europe.

The future of the New York Stock Exchange, on the other hand, is less clear. For someone who is buying a stock exchange, Mr. Sprecher is very critical of the state of stock markets.

“There are so many places where you say, fundamentally something does not feel good to the average investor on what used to be the greatest capital markets in the world,” he says. But all of this is what makes stock trading an attractive industry for him—it is one that is ripe for change. He is already speaking out about a need to reform the rules governing stock markets.

At the exchange itself last Wednesday, the 900-some men and women who work on the Big Board’s floor filed through the doors at 11 Wall Street in trading jackets of blue, red and green. Over the years, their number has dwindled steadily as computerized trading put many out of work.

Even before ICE swooped in, some wondered how long the Big Board’s floor, the scene of so many triumphs and failures, could endure.

Mr. Sprecher says the floor will survive. The American stock market, and the nation, need it.

“The pendulum of electronification of markets went too far in the case of U.S. equities—to the point that people want to know there’s a human being watching over their trades,” he says.

But that’s now. And Jeff Sprecher hasn’t gotten to where he is by keeping things as they are.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.